UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

KCG Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

48244B 100

(CUSIP Number)

Stephen G. Schuler

Serenity Investments, LLC

830 North Boulevard

Oak Park, Illinois

(708) 386-0441

with a copy to:

John P. Kelsh

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

(312) 853-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48244B 100

1.	Name of Reporting Person:

Serenity Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)

OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization

Alaska
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
9,565,516 (1)(2)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
9,565,516 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

9,565,516 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)

7.6% (1)(2)(3)
14.	Type of Reporting Person (See Instructions)

OO

(1)	Represents (i) 6,596,485 shares of Class A common stock, par value $0.01 per share (“Class A Common Shares”) of KCG Holdings, Inc., a Delaware corporation (“KCG Holdings”), and (ii) 2,969,031 Class A Common Shares that are issuable upon the exercise of warrants (“Warrant Shares”).
(2)	All of the Class A Common Shares and Warrant Shares reported in the table above are held directly by Serenity Investments, LLC, a limited liability company organized under the laws of the state of Alaska (“Serenity”). Stephen G. Schuler and Mary Jo Schuler separately hold equity interests in Serenity that together represent a controlling equity interest in Serenity. Each of Serenity, Stephen G. Schuler and Mary Jo Schuler may be deemed to share voting and dispositive power with respect to these securities. Each of Stephen G. Schuler and Mary Jo Schuler disclaims beneficial ownership of these securities except to the extent of his or her pecuniary interest therein.

(3)	Calculated based on a total of 128,131,518 Class A Common Shares outstanding, which consists of (i) an estimated 125,162,487 Class A Common Shares outstanding as of May 8, 2014, according to information filed by KCG Holdings on May 12, 2014, and (ii) 2,969,031 Warrant Shares.

CUSIP No. 48244B 100

1.	Name of Reporting Person:

Stephen G. Schuler
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)

OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization

United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
13,338,687 (1)(2)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
13,338,687 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

13,338,687 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)

10.3% (1)(2)(3)
14.	Type of Reporting Person (See Instructions)

IN

(1)	Represents (i) 6,596,485 Class A Common Shares held by Serenity, (ii) 2,969,031 Warrant Shares held by Serenity, (iii) 2,022,032 Class A Common Shares held by the Schuler Family GST Trust, (iv) 1,743,918 Warrant Shares held by the Schuler Family GST Trust and (v) 7,221 Class A Common Shares held by Stephen G. Schuler.
(2)

6,596,485 Class A Common Shares and 2,969,031 Warrant Shares reported in the table above are held directly by Serenity. Stephen G. Schuler and Mary Jo Schuler separately hold equity interests in Serenity that together represent a controlling equity interest in Serenity. Each of Serenity, Stephen G. Schuler and Mary Jo Schuler may be deemed to share voting and dispositive power with respect to these securities. Each of Stephen G. Schuler and Mary Jo Schuler disclaims beneficial ownership of these securities except to the extent of his or her pecuniary interest therein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any of such securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

2,022,032 Class A Common Shares and 1,743,918 Warrant Shares reported in the table above are held directly by the Schuler Family GST Trust. Stephen G. Schuler may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to share voting and dispositive power with respect to these securities. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any of such securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(3)	Calculated based on a total of 129,875,436 Class A Common Shares outstanding, which consists of (i) an estimated 125,162,487 Class A Common Shares outstanding as of May 8, 2014, according to information filed by KCG Holdings on May 12, 2014, and (ii) 4,712,949 Warrant Shares.

CUSIP No. 48244B 100

1.	Name of Reporting Person:

Mary Jo Schuler
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)

OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization

United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
13,338,687 (1)(2)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
13,338,687 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

13,338,687 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)

10.3% (1)(2)(3)
14.	Type of Reporting Person (See Instructions)

IN

(1)	Represents (i) 6,596,485 Class A Common Shares held by Serenity, (ii) 2,969,031 Warrant Shares held by Serenity, (iii) 2,022,032 Class A Common Shares held by the Schuler Family GST Trust, (iv) 1,743,918 Warrant Shares held by the Schuler Family GST Trust and (v) 7,221 Class A Common Shares held by Stephen G. Schuler, the spouse of Mary Jo Schuler.
(2)	6,596,485 Class A Common Shares and 2,969,031 Warrant Shares reported in the table above are held directly by Serenity. Stephen G. Schuler and Mary Jo Schuler separately hold equity interests in Serenity that together represent a controlling equity interest in Serenity. Each of Serenity, Stephen G. Schuler and Mary Jo Schuler may be deemed to share voting and dispositive power with respect to these securities. Each of Stephen G. Schuler and Mary Jo Schuler disclaims beneficial ownership of these securities except to the extent of his or her pecuniary interest therein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that she is the beneficial owner of any of such securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

2,022,032 Class A Common Shares and 1,743,918 Warrant Shares reported in the table above are held directly by the Schuler Family GST Trust. Mary Jo Schuler may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to share voting and dispositive power with respect to these securities. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that she is the beneficial owner of any of such securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(3)	Calculated based on a total of 129,875,436 Class A Common Shares outstanding, which consists of (i) an estimated 125,162,487 Class A Common Shares outstanding as of May 8, 2014, according to information filed by KCG Holdings on May 12, 2014, and (ii) 4,712,949 Warrant Shares.

Introduction

This Amendment No. 6 (this “Amendment No. 6”) amends Amendment No. 5 dated March 3, 2014 (“Amendment No. 5”), Amendment No. 4 dated February 3, 2014 (“Amendment No. 4”), Amendment No. 3 dated December 31, 2013 (“Amendment No. 3”), Amendment No. 2 dated December 9, 2013 (“Amendment No. 2”) and Amendment No. 1 dated November 1, 2013 (“Amendment No. 1”) to the statement on Schedule 13D dated July 1, 2013 (the “Original Statement” and, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and this Amendment No. 6, this “Schedule 13D”) relating to the Class A common stock, par value $0.01 per share (the “Class A Common Shares”), of KCG Holdings, Inc., a Delaware corporation (“KCG Holdings”). Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Original Statement. Any capitalized terms used in this Amendment No. 6 and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Original Statement.

This Amendment No. 6 reflects transactions and developments through the date hereof relating to the Reporting Persons’ holdings of Class A Common Shares. In particular, this Amendment No. 6 is being filed to reflect a redemption of certain membership interests in Serenity Investments, LLC, a limited liability company organized under the laws of the state of Alaska (“Serenity”).

Item 1.	Security and Issuer.

There has been no change to the information disclosed in Item 1 of the Original Statement.

Item 2.	Identity and Background.

There has been no change to the information disclosed in Item 2 of the Original Statement.

Item 3.	Source and Amount of Funds or Other Consideration.

There has been no change to the information disclosed in Item 3 of the Original Statement.

Item 4.	Purpose of Transaction.

There has been no change to the information disclosed in Item 4 of the Original Statement, and the information disclosed in Item 4 of Amendment No. 1 is hereby superseded.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) - (b) With respect to Serenity, Stephen G. Schuler and Mary Jo Schuler, this Schedule 13D relates to the beneficial ownership of 9,565,516 Class A Common Shares, which include (i) 6,596,485 Class A Common Shares and (ii) 2,969,031 Warrant Shares. Such 9,565,516 shares represent 7.6% of the outstanding Class A Common Shares (based on a total of 128,131,518 Class A Common Shares outstanding, which consists of (i) an estimated 125,162,487 Class A Common Shares outstanding as of May 8, 2014, according to information filed by KCG Holdings on May 12, 2014, and (ii) 2,969,031 Warrant Shares). All of these Class A Common Shares and Warrant Shares are held by Serenity. Stephen G. Schuler and Mary Jo Schuler separately hold equity interests in Serenity that together represent a controlling equity interest in Serenity. Each of Serenity, Stephen G. Schuler and Mary Jo Schuler may be deemed to share voting and dispositive power with respect to these securities. Each of Stephen G. Schuler and Mary Jo Schuler disclaims beneficial ownership of these securities except to the extent of his or her pecuniary interest therein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Stephen G. Schuler or Mary Jo Schuler that he or she is the beneficial owner of any of such securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose.

Solely with respect to Stephen G. Schuler and Mary Jo Schuler, this Schedule 13D also relates to the beneficial ownership of an additional 3,773,171 Class A Common Shares, which include (i) 2,029,253 Class A

Common Shares and (ii) 1,743,918 Warrant Shares. Together with the 9,565,516 shares described in the preceding paragraph, these shares represent 10.3% of the outstanding Class A Common Shares (based on a total of 129,875,436 Class A Common Shares outstanding, which consists of (i) an estimated 125,162,487 Class A Common Shares outstanding as of May 8, 2014, according to information filed by KCG Holdings on May 12, 2014, and (ii) 4,712,949 Warrant Shares). Of those, 3,765,950 Class A Common Shares and Warrant Shares are held by the Schuler Family GST Trust. Stephen G. Schuler and Mary Jo Schuler may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to share voting and dispositive power with respect to these securities. Stephen G. Schuler and Mary Jo Schuler disclaim beneficial ownership of these securities. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Stephen G. Schuler or Mary Jo Schuler that he or she is the beneficial owner of any of such securities for purposes of Section 13(d) of the Exchange Act or for any other purpose.

(c) On July 15, 2014, the redemption of the 12.1% membership of the Schuler Family GST Trust in Serenity was completed and, in connection therewith, an additional 564,766 Class A Common Shares and 1,173,651 Warrant Shares held by Serenity were transferred to the Schuler Family GST Trust. No Reporting Person has effected any other transaction in the Class A Common Shares or Warrant Shares since the filing of Amendment No. 5.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Shares or Warrant Shares covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On March 3, 2014, Serenity sold 3,000,000 Class A Common Shares at a price of $11.00 per share to Jefferies LLC in a private transaction. In connection therewith, Serenity agreed not to sell, without the prior consent of Jefferies LLC, any Class A Common Shares during the six month period after the date thereof. No Reporting Person has any other contracts, arrangements, understandings or relationships with respect to any securities of KCG Holdings.

Item 7.	Material to Be Filed as Exhibits.

There has been no change to the information disclosed in Item 7 of the Original Statement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 18, 2014	SERENITY INVESTMENTS, LLC

	By:	/s/ Stephen G. Schuler
Name: Stephen G. Schuler
Title: President of its Manager

Date: July 18, 2014	/s/ Stephen G. Schuler
STEPHEN G. SCHULER

Date: July 18, 2014	/s/ Mary Jo Schuler
MARY JO SCHULER